1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2006

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-113181) OF CHINA TELECOM CORPORATION LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit Number		Page
1.1	Announcement of the Interim Results for the Six Months Ended June 30, 2006, dated August 30, 2006	A-1

1.2	Disclosure regarding the EBITDA Reconciliation, dated August 30, 2006	B-1

1.3	Announcement of Continuing Connected Transactions and Strategic Agreement, dated August 30, 2006	C-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: September 1, 2006	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

Exhibit 1.1

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

Announcement of Interim Results for the Six Months Ended 30 June 2006

HIGHLIGHTS

Including the amortisation of upfront connection fees	Excluding the amortisation of upfront connection fees

- Operating revenue reached RMB86,936 million	- Operating revenue reached RMB84,442 million, up by 4.7%

- EBITDA reached RMB46,711 million, EBITDA margin was 53.7%	- EBITDA reached RMB44,217 million, up by 4.0%, EBITDA margin was 52.4%

- Profit attributable to equity holders of the Company was RMB14,084 million, earnings per share was RMB0.174	- Profit attributable to equity holders of the Company was RMB11,590 million, up by 2.6%, earnings per share was RMB0.143

• Total number of access lines in service reached 219 million, net addition of 8.62 million • Broadband subscribers reached 25.26 million, net addition of 4.24 million

Chairman’s Statement

Dear Shareholders,

I am very encouraged to see our strategic transformation gaining momentum as reflected in the operating results for the first half of 2006. On executing our strategic transformation, we proactively developed the Internet, value-added and integrated information services. Through effective leverage of multi-services packaging, we have not only abated the serious challenge and the decline in traditional voice services brought by intensifying market competition, but also expanded new revenue sources, leading to continuous growth in our revenue and profit for the first half of the year. More importantly, through our vigorous initiatives on enhancing network’s integrated services capabilities, providing innovative services and businesses, expanding integrated information services and cultivating financial strength and talents pool, we have proactively laid a solid foundation for the Company’s future comprehensive services convergence offering (“triple- play”). We firmly believe, once the regulatory policies on the Company’s comprehensive services operations become clear, we could promptly ride on our unique competitive edge of multi-services convergence offering to achieve business breakthrough and delight our customers, creating value for them and for you as shareholders.

Financial Performance

We achieved solid financial results in the first half of 2006. Our operating revenue reached RMB86,936 million, of which RMB2,494 million was from upfront connection fees. Excluding upfront connection fees, our operating revenue was RMB84,442 million, an increase of 4.7% from the same period of last year. We have optimized revenue structure, with revenue from non-voice services1 increased to RMB23,244 million in the first half of 2006 from RMB19,046 million in the first half of 2005, accounting for 27.5% of our operating revenue, an increase of 3.9 percentage points against the last corresponding period. EBITDA* was RMB44,217 million, representing a year-on-year increase of 4.0%. EBITDA margin* was 52.4%, staying at a healthy level. Operating expenses was RMB65,704 million, up by 5.5% against the corresponding period last year. The growth in operating expenses was mainly attributable to higher marketing cost for the enhancement of our competitiveness, and therefore selling, general and administrative expenses increased by 14.7% over the same period last year. We had effectively controlled personnel expenses, network operations and support expenses. Profit attributable to equity holders of the Company* reached RMB11,590 million, with net profit margin of 13.7%. Basic earnings per share* was RMB0.143. We reduced capital expenditure to RMB20,773 million, 9.1% less than that in the same period of 2005, capital expenditure on PAS was 66.2% lower than that in the same period of last year. Our free cash flow2 amounted to RMB18,934 million, RMB3,833 million more than that in the first half of 2005. (*Including the amortisation of upfront connection fees, EBITDA was RMB46,711 million, EBITDA margin was 53.7%, profits attributable to equity holders of the Company amounted to RMB14,084 million, and basic earnings per share was RMB0.174.)

Taking into consideration the Company’s needs for sustainable business development, its cash flow position, and the need to maintain flexibility in funding, the Board of Directors has resolved not to pay any interim dividend for the year. The Board of Directors will proactively review the final dividend proposal at the time of reviewing the full year results and propose to the shareholders’ general meeting accordingly.

Business Performance

In the first half of 2006, all subsidiaries performed well in implementing the Company’s business development strategy and recorded stable business growth. Signs of success in implementing strategic transformation are emerging.

According to the anticipated decline in the traditional voice services as a result of mobile substitution, we have been proactively transforming the operation model and implementing a strategy which focuses on the profit-oriented development of voice services. Instead of direct price competition and solely pursuing subscriber base expansion to boost revenue growth, we fully utilized the competitive edge of our multi-services operation and strengthened the convergence of voice, Internet and information services. The above initiatives enhanced our non-voice services1 to become the major revenue growth driver, successfully compensated the declining voice services and thus maintained sustainable revenue growth and consolidated the Company’s fundamentals. The total number of access lines in service was 219 million, a net addition of 8.62 million. In the first half of the year, revenue from voice services was RMB61,198 million, similar to that in the same period of last year.

Internet access services and VAS grew rapidly and generated a total revenue of RMB17,734 million, an increase of 35.0% against the same period last year, driving the Company’s revenue growth by 5.7%. Broadband access and VAS have become more important in driving the overall revenue growth of the Company. The net addition of broadband subscribers surged to a record high of 4.24 million, bringing the total to 25.26 million. The full deployment of “BizNavigator”, an enterprise customer brand, not only satisfied the needs of enterprise informationalization but also facilitated the widespread use of Internet applications, thereby driving the rapid expansion of broadband subscribers. At the same time, broadband ARPU was kept at the same level of the second half of 2005 providing the Company with good effectiveness.

Our VAS demonstrated robust development trend. SMS usage reached 11,166 million messages. Colour Ring Tone subscribers and registered subscribers for “Vnet” were 27.72 million and 15.87 million respectively. Caller ID service has 143 million users, with penetration rate reaching 65.4%. Integrated information services including “Best Tone” and “BizNavigator” were launched with favorable development trend. In about a half-year period, over 0.16 million companies had signed on for “Best Tone” and recorded usage was over 500 million calls, while “BizNavigator” attracted 0.27 million enterprise customers. The Company’s new image as an integrated information service provider is taking root in the industries and customers’ minds.

In the first half of 2006, we proactively implemented branding strategy on three customer segments, namely enterprises, households and individuals, to progressively build up a customer-centric branding structure. We will continue to enrich the content of “BizNavigator” and establish the brand awareness among customers, closely link telecommunications services to the business of enterprise customers through information applications, with a view to realizing the value enhancement of the Company and our customers simultaneously. We will strengthen the convergence of marketing efforts, terminals and networks of PAS and fixed line telephony to maintain the users’ habit of using fixed line telephony. By reinforcing the packaged marketing of broadband, VAS, integrated information service and traditional voice services, we would be able to increase customers “stickiness” and value, and thus lay a solid foundation for the Company’s long term sustainable growth.

On the service front, leveraging our existing advantages on direct sales channels, we implemented targeted marketing by identifying different customer segments and sales channels. We also rationalized our sales distribution networks to continuously improve our responsiveness of on-site services and business processing. In addition, we standardized and extended various community channels, such as partnership and agency service. We actively promoted our customer service hotline – “10000”, self-served hotline – “10001”, and fully deployed our online customer service center. Our core competence of a seamless, three-dimensional, all-rounded sales and marketing channel network is further enhanced.

In addition to tightening control on capital expenditure, we have also been continuously optimizing our capital expenditure structure. Aiming to give customers improved services and reinforce our competitive edges, we accelerated the upgrading of our intelligent fixed line network and optimized the IP-based Metropolitan Area Network (MAN), access network and wireless local access network. Meanwhile, we increased our investment in broadband and VAS and speeded up the development of our IT systems such as Business Supporting Systems (BSS). Such initiatives could strengthen the overall capability of our network and IT systems for supporting the provision of integrated information services, and make ourselves well-prepared for providing comprehensive services in the future.

Through the innovative human resources mechanism on recruitment, training and usage, we proactively optimize the allocation of human resources and cultivate talents in management, technology, sales and maintenance for providing comprehensive services in the future. The Company is determined to consolidate its human resources advantages in the long run.

Corporate Governance

Improving corporate governance and the transparency of our operations commands our continuous effort. This year, we began to disclose monthly subscriber data and further enriched the quarterly disclosure of key business and financial indicators to allow investors to gain more timely and thorough understanding of our operations. The Company continued to hold its annual general meeting in Hong Kong and fully utilized its website for a more effective communication with shareholders. Following international best practices and regulatory requirements like Sarbanes-Oxley Act of 2002 (Section 404), and basing on the continuously improved internal control system in the past three years, we undertook measures such as authority limits setting and grade assessment to strengthen our internal control responsibility system, perfect corporate governance, reduce corporate risks and enhance operational efficiency.

Future Prospects

In the past year or so, we have gained precious experience and achieved encouraging results in our strategic transformation. Our new core competitive strengths are promptly developed and information services including “Best Tone” and “BizNavigator” are posing bright prospects. We strongly believe that information services will bring a vast potential in value creation to the Company in the near future and further enhance our ability to create sustainable value to shareholders.

We will continue to advance our strategic transformation. We will follow diligently our pre-set strategies to consolidate the fundamentals of our voice services, elaborate our edges of multi-services, strengthen the convergence of businesses and terminals, persist in product packaging, improve effective differentiation in our products and services, with a view to enhancing value for our customers. The Company will increase effort to raise customer awareness of the branding on “BizNavigator” and gradually launch new individual and household service brands to boost the competitiveness of our branding. We will lead and satisfy customers’ communications and information application needs and work towards elevating our position on the value chain to establish our leadership position in the integrated information service sector.

Looking ahead, we believe that the successful implementation of strategic transformation will significantly enhance our core competitive capabilities. Through transforming the enterprise value growth model, further enhancing precision management, optimizing resources allocation, strengthening the cost and investment controls, we are committed to improve our profitability and maximize shareholders’ value.

Finally, on behalf of the Board of Directors, I would like to express my gratitude to our shareholders and customers for their support over the years. I would also like to thank Mr. Wei Leping for his outstanding contribution to the Company as Executive Director. Last but not least, I would like to express my heartfelt appreciation to our employees for their hard work and especially their willingness to take on the challenges and pressure in the Company’s business transformation process.

Wang Xiaochu

Chairman and Chief Executive Officer

Beijing, PRC

30 August 2006

GROUP RESULTS

China Telecom Corporation Limited (the “Company”) is pleased to announce the consolidated results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2006 extracted from the unaudited interim financial statements of the Group as set out in its 2006 Interim Report.

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

for the six-month period ended 30 June 2006

(Amounts in millions, except per share data)

		Six-month periods ended 30 June
		2006	2005
	Note	RMB	RMB
Operating revenues	3	86,936	84,023

Operating expenses
Depreciation and amortisation		(25,479)	(24,178)
Network operations and support		(13,512)	(13,250)
Selling, general and administrative		(10,407)	(9,074)
Personnel expenses		(13,315)	(13,254)
Other operating expenses		(2,991)	(2,524)

Total operating expenses		(65,704)	(62,280)

Operating profit		21,232	21,743
Net finance costs	4	(2,592)	(2,468)
Investment loss		(20)	(9)
Share of profit from associates		7	3

Profit before taxation		18,627	19,269
Income tax	5	(4,510)	(4,556)

Profit for the period		14,117	14,713

Attributable to:
Equity holders of the Company		14,084	14,696
Minority interests		33	17

Profit for the period		14,117	14,713

Basic earnings per share	7	0.17	0.18

Weighted average number of shares	7	80,932	80,932

CONSOLIDATED BALANCE SHEET (UNAUDITED)

At 30 June 2006

(Amounts in millions)

		30 June 2006	31 December 2005
	Note	RMB	RMB
ASSETS

Non-current assets
Property, plant and equipment, net		317,957	328,281
Construction in progress		28,677	23,567
Lease prepayments		5,088	5,117
Interests in associates		555	548
Other investments		162	182
Deferred tax assets		11,007	10,885
Other assets		11,182	11,893

Total non-current assets		374,628	380,473

Current assets
Inventories		2,869	2,702
Accounts receivable, net	8	16,681	16,142
Prepayments and other current assets		2,854	2,406
Time deposits with maturity over three months		145	292
Cash and cash equivalents		21,452	15,121

Total current assets		44,001	36,663

Total assets		418,629	417,136

LIABILITIES AND EQUITY

Current liabilities
Short-term debt		84,650	76,005
Current portion of long-term debt		5,895	8,963
Accounts payable	9	33,421	33,949
Accrued expenses and other payables		30,146	26,885
Income tax payable		3,153	2,108
Current portion of finance lease obligations		105	108
Current portion of deferred revenues		7,939	8,958

Total current liabilities		165,309	156,976

Net current liabilities		(121,308)	(120,313)

Total assets less current liabilities		253,320	260,160

Non-current liabilities
Long-term debt		43,563	55,777
Finance lease obligations		—	52
Deferred revenues		16,295	18,750
Deferred tax liabilities		2,681	2,620

Total non-current liabilities		62,539	77,199

Total liabilities		227,848	234,175

Equity
Share capital		80,932	80,932
Reserves		108,391	100,585

Total equity attributable to equity holders of the Company		189,323	181,517
Minority interests		1,458	1,444

Total equity		190,781	182,961

Total liabilities and equity		418,629	417,136

Notes:

1.	BASIS OF PREPARATION

These interim financial statements have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” promulgated by the International Accounting Standards Board (“IASB”) and the applicable disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. These interim financial statements, which were authorised for issuance by the Board of Directors on 30 August 2006, reflect the unaudited financial position of the Group as at 30 June 2006 and the unaudited results of operations and cash flows of the Group for the six-month period then ended, which are not necessarily indicative of the results of operations and cash flows expected for the year ending 31 December 2006.

The interim financial statements have been prepared in accordance with the same accounting policies adopted in the 2005 annual financial statements. These interim financial statements are unaudited, but have been reviewed by the Audit Committee of the Company. These interim financial statements have also been reviewed by the Company’s international auditors, KPMG, in accordance with Statement of Auditing Standards 700 “Engagements to review interim financial reports” issued by the Hong Kong Institute of Certified Public Accountants.

2.	SEGMENTAL REPORTING

A business segment is a distinguishable component of the Group that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments. For the periods presented, the Group has one operating segment which is the provision of wireline telecommunications services. All the Group’s operating activities are carried out in the PRC.

3.	OPERATING REVENUES

Operating revenues represent revenues from the provision of wireline telecommunications services. The components of the Group’s operating revenues are as follows:

		Six-month periods ended 30 June
		2006	2005
	Note	RMB millions	RMB millions
Upfront connection fees	(i)	2,494	3,403
Upfront installation fees	(ii)	1,458	1,479
Monthly fees	(iii)	14,936	15,326
Local usage fees	(iv)	23,378	24,005
DLD	(iv)	12,889	12,918
ILD	(iv)	1,562	1,705
Internet	(v)	11,154	8,538
Managed data	(vi)	1,492	1,481
Interconnections	(vii)	6,975	6,141
Leased line	(viii)	2,098	2,265
Value-added services	(ix)	6,580	4,601
Others	(x)	1,920	2,161

		86,936	84,023

Note:

(i)	Represent the amortised amount of the upfront fees received for the initial activation of wireline services.
(ii)	Represent the amortised amount of the upfront fees received for installation of wireline services.
(iii)	Represent amounts charged to customers each month for their use of the Group’s telephone services.
(iv)	Represent usage fees charged to customers for the provision of telephone services.
(v)	Represent amounts charged to customers for the provision of Internet access services.
(vi)	Represent amounts charged to customers for the provision of managed data transmission services.
(vii)	Represent amounts charged to domestic and foreign telecommunications operators for delivery of voice and data traffic connecting to the Group’s wireline telecommunications networks.
(viii)	Represent primarily lease income from other domestic telecommunications operators and business customers for the usage of the Group’s wireline telecommunications networks and is measured by the number of lines leased and the agreed upon rate per line leased.
(ix)	Represent amounts charged to customers for the provision of wireline value-added services, which comprise primarily caller ID services, short messaging services, ring tone services, integrated information services and telephone information services.
(x)	Represent primarily revenues from sale and repairs and maintenance of customer-end equipment.

4.	NET FINANCE COSTS

Net finance costs comprise:

	Six-month periods ended 30 June
	2006	2005
	RMB millions	RMB millions
Interest expense incurred	3,060	3,446
Less: Interest expense capitalised*	(397)	(630)

Net interest expense	2,663	2,816
Interest income	(133)	(112)
Foreign exchange losses	70	12
Foreign exchange gains	(8)	(248)

	2,592	2,468

_________
* Interest expense was capitalised in construction in progress at the following rates per annum	2.0% – 5.3%	3.5% – 5.2%

5.	INCOME TAX

Income tax in the consolidated income statement comprises:

	Six-month periods ended 30 June
	2006	2005
	RMB millions	RMB millions
Provision for PRC income tax	4,566	4,543
Deferred taxation	(56)	13

	4,510	4,556

A reconciliation of the expected tax with the actual tax expense is as follows:

		Six-month periods ended 30 June
		2006	2005
	Note	RMB millions	RMB millions
Profit before taxation		18,627	19,269

Expected PRC income tax expense at statutory tax rate of 33%	(i)	6,147	6,359
Differential tax rate on subsidiaries’ income	(i)	(960)	(900)
Non-deductible expenses	(ii)	476	449
Non-taxable income	(iii)	(993)	(1,352)
Tax credit for domestic equipment purchases		(160)	—

Income tax		4,510	4,556

(i)	The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries of the Company which are taxed at a preferential rate of 7.5% to 15%.
(ii)	Amounts represent personnel and other miscellaneous expenses in excess of statutory deductible limits for tax purpose.
(iii)	Amounts primarily represent connection fees received from customers which are not subject to income tax.

6.	DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting held on 23 May 2006, a final dividend of RMB0.077637 (equivalent to HK$0.075) per share totalling RMB6,283 million in respect of the year ended 31 December 2005 was declared and was paid on 15 June 2006. Pursuant to the shareholders’ approval at the Annual General Meeting held on 25 May 2005, a final dividend of RMB0.069139 (equivalent to HK$0.065) per share totalling RMB5,596 million in respect of the year ended 31 December 2004 was declared and was paid on 23 June 2005.

The Board of Directors has resolved not to pay an interim dividend for the year ending 31 December 2006.

7.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the six-month periods ended 30 June 2006 and 2005 is based on the profit attributable to equity holders of the Company of RMB14,084 million and RMB14,696 million, respectively, divided by 80,932,368,321 shares in issue.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for the periods presented.

8.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analysed as follows:

	30 June 2006	31 December 2005
	RMB millions	RMB millions
Third parties	16,508	15,636
China Telecom Group	115	224
Other state-controlled telecommunications operators in the PRC	2,201	1,786

	18,824	17,646
Less: Impairment losses for bad and doubtful debts	(2,143)	(1,504)

	16,681	16,142

Amounts due from the provision of wireline telecommunications services to residential and business customers are due within 30 days from the date of billing. Customers who have accounts overdue by more than 90 days will have their services disconnected.

Ageing analysis of accounts receivable from telephone and Internet subscribers is as follows:

	30 June 2006	31 December 2005
	RMB millions	RMB millions
Current, within 1 month	11,163	12,104
1 to 3 months	2,214	1,563
4 to 12 months	1,280	1,037
More than 12 months	743	340

	15,400	15,044
Less: Impairment losses for bad and doubtful debts	(2,023)	(1,377)

	13,377	13,667

Ageing analysis of accounts receivable from other telecommunications operators and customers is as follows:

	30 June 2006	31 December 2005
	RMB millions	RMB millions
Current, within 1 month	1,035	1,244
1 to 3 months	1,366	686
4 to 12 months	696	371
More than 12 months	327	301

	3,424	2,602
Less: Impairment losses for bad and doubtful debts	(120)	(127)

	3,304	2,475

9.	ACCOUNTS PAYABLE

Accounts payable are analysed as follows:

	30 June 2006	31 December 2005
	RMB millions	RMB millions
Third parties	25,855	26,996
China Telecom Group	7,382	6,886
Other state-controlled telecommunications operators in the PRC	184	67

	33,421	33,949

Ageing analysis of accounts payable is as follows:

	30 June 2006	31 December 2005
	RMB millions	RMB millions
Due within 1 month or on demand	6,361	5,379
Due after 1 month but within 3 months	6,861	8,797
Due after 3 months but within 6 months	8,424	9,283
Due after 6 months	11,775	10,490

	33,421	33,949

10.	RELATED PARTY TRANSACTIONS

Companies are considered to be related if one company has the ability, directly or indirectly, to control or jointly control the other company or exercise significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control.

(a)	Transactions with China Telecom Group

The Group is part of a large group of companies under China Telecommunications Corporation (“China Telecom”, a company owned by the PRC government), and has significant transactions and relationships with members of China Telecom. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

The principal transactions with China Telecom Group which were carried out in the ordinary course of business are as follows:

	Six-month periods ended 30 June
	2006	2005
	RMB millions	RMB millions
Purchases of telecommunications equipment and materials	95	103
Construction, engineering and information technology services	3,420	2,592
Provision of community services	1,199	1,166
Provision of ancillary services	1,115	1,195
Provision of comprehensive services	335	107
Operating lease expenses	195	238
Centralised service expenses	120	98
Interconnection revenues	91	68
Interconnection charges	350	296
Interest on amounts due to and loans from China Telecom Group	1,218	1,422

Amounts due from/to China Telecom Group included in the following balances are summarised as follows:

	30 June 2006	31 December 2005
	RMB millions	RMB millions
Accounts receivable	115	224
Prepayments and other current assets	723	606

Total amounts due from China Telecom Group	838	830

Accounts payable	7,382	6,886
Accrued expenses and other payables	4,585	4,534
Short-term debt	30,474	20,384
Long-term debt	30,150	40,150

Total amounts due to China Telecom Group	72,591	71,954

Amounts due from/to China Telecom Group, other than short-term debt and long-term debt, bear no interest, are unsecured and are repayable in accordance with normal commercial terms. The term and conditions associated with short-term debt and long-term debt payable to China Telecom Group are set out in Note 6 to the interim financial statements included in the Interim Report.

As at 30 June 2006 and 31 December 2005, no material impairment losses for bad and doubtful debts was recorded in respect of amounts due from China Telecom Group.

(b)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. Key management personnel compensation of the Group is summarised as follows:

	Six-month periods ended 30 June
	2006	2005
	RMB thousands	RMB thousands
Short-term employee benefits	3,833	2,678
Post-employment benefits	331	242

	4,164	2,920

The above remuneration is included in personnel expenses.

(c)	Contributions to post-employment benefit plans

As stipulated by the regulations of the PRC, the Group participates in various defined contribution post-employment benefit plans organised by municipal and provincial governments for its employees. The Group is required to make contributions to the post-employment benefit plans at rates ranging from 18% to 20% of the salaries, bonuses and certain allowances of the employees. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the contributions described above.

The Group’s contributions to post-employment benefit plans for the six-month period ended 30 June 2006 were RMB1,201 million (six-month period ended 30 June 2005: RMB1,094 million).

The amount of contributions to post-employment benefit plans payable as at 30 June 2006 was RMB885 million (31 December 2005: RMB648 million).

(d)	Transactions with other state-controlled entities in the PRC

The Group is a state-controlled public utilities enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the State through government authorities, agencies, affiliations and other organisations (collectively referred to as “state-controlled entities”).

Apart from transactions with parent company and its affiliates, the Group have transactions with other state-controlled entities which include but not limited to the following:

–	sales and purchases of goods, properties and other assets

–	rendering and receiving services

–	lease of assets

–	depositing and borrowing money

–	use of public utilities

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to those with other entities that are not state-controlled. The Group prices its telecommunication services and products based on government-regulated tariff rates, where applicable, or based on commercial negotiations. The Group has also established its procurement policies and approval processes for purchases of products and services, which do not depend on whether the counterparties are state-controlled entities or not.

Having considered the transactions potentially affected by related party relationships, the entity’s pricing strategy, procurement policies and approval processes, and the information that would be necessary for an understanding of the potential effect of the related party relationships on the financial statements, the directors are of the opinion that the following related party transactions require disclosure of numeric details:

(i)	Transactions with other state-controlled telecommunications operators in the PRC

The Group’s wireline telecommunications networks interconnect with the networks of other state-controlled telecommunications operators. The Group also leases wireline telecommunications networks to these operators in the normal course of business. The interconnection and leased line charges are regulated by the Ministry of Information Industry. The extent of the Group’s interconnection and leased line transactions with other state-controlled telecommunications operators in the PRC is as follows:

	Six-month periods ended 30 June
	2006	2005
	RMB millions	RMB millions
Interconnection revenues	5,926	5,044
Interconnection charges	1,564	1,221
Leased line revenues	744	1,114

Amounts due from/to other state-controlled telecommunications operators in the PRC included in the following balances are summarised as follows:

	30 June 2006	31 December 2005
	RMB millions	RMB millions
Accounts receivable	2,201	1,786
Prepayments and other current assets	371	397

Total amounts due from other state-controlled telecommunications operators in the PRC	2,572	2,183

Accounts payable	184	67
Accrued expenses and other payables	217	243

Total amounts due to other state-controlled telecommunications operators in the PRC	401	310

Amounts due from/to other state-controlled telecommunications operators in the PRC bear no interest, are unsecured and are repayable in accordance with normal commercial terms.

As at 30 June 2006 and 31 December 2005, there were no material impairment losses for bad and doubtful debts in respect of amounts due from other state-controlled telecommunications operators in the PRC.

(ii)	Transactions with state-controlled banks

The Group deposits its cash balances with several state-controlled banks in the PRC and obtains short-term and long-term loans from these banks in the ordinary course of business. The interest rates of the bank deposits and loans are regulated by the People’s Bank of China. The Group’s interest income earned from deposits with and interest expense incurred on loans from state-controlled banks in the PRC are as follows:

	Six-month periods ended 30 June
	2006	2005
	RMB millions	RMB millions
Interest income	133	112
Interest expense	1,842	2,024

The amounts of cash deposited with and loans from state-controlled banks in the PRC are summarised as follows:

	30 June 2006	31 December 2005
	RMB millions	RMB millions
Cash at bank and in hand	13,933	11,572
Time deposits	7,650	3,830

Total deposits with state-controlled banks in the PRC	21,583	15,402

Short-term loans	34,176	45,704
Long-term loans	19,302	24,584

Total loans from state-controlled banks in the PRC	53,478	70,288

Further details of the interest rates and repayment terms of loans from state-controlled banks are set out in Note 6 to the interim financial statements included in the Interim Report.

The directors believe the above information has provided meaningful disclosure of related party transactions.

11.	CHANGE IN PRESENTATION OF PERSONNEL EXPENSES

In the prior year financial statements, the amount of personnel expenses was not separately presented on the face of the consolidated income statement but was included as part of network operations and support expenses and selling, general and administrative expenses with the total amount of personnel expenses disclosed in the notes to the financial statements.

With effect from 1 January 2006, the Group has presented the amount of personnel expenses on the face of the consolidated income statement as a separate caption and disclosed the respective amounts attributable to the network operations and support, and selling, general and administrative functions in the notes to the interim financial statements included in the Interim Report. The related comparative figures have been reclassified to conform with the current period’s presentation.

MANAGEMENT DISCUSSION AND ANALYSIS

According to paragraph 40 of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), save as disclosed herein, the Company confirms that the current company information in relation to those matters set out in paragraph 32 of Appendix 16 has not changed materially from the information disclosed in the Company’s 2005 Annual Report.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the period, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s listed securities.

DIRECTORS’ AND SUPERVISORS’ INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 30 June 2006, none of the Directors or Supervisors had any interests or short positions in any shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) (the “SFO”)) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

As at 30 June 2006, the Company has not granted its Directors or Supervisors, or their respective spouses or children below the age of 18 any rights to subscribe for the shares or debentures of the Company or any of its associated corporations and none of them has ever exercised any such right to subscribe for the shares or debentures.

MATERIAL INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES OF THE COMPANY

As at 30 June 2006, the interests or short position of persons who are entitled to exercise or control the exercise of 5% or more of the voting power at any of the Company’s general meetings (excluding the Directors and Supervisors) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be maintained under Section 336 of the SFO are as follows:

Name of Shareholder	Number of shares held	Type of Shares	Percentage of the respective type of shares	Percentage of the total number of shares in issue	Capacity
Long positions

China Telecommunications Corporation	57,377,053,317	Domestic shares	85.57%	70.89%	Beneficial owner
Guangdong Rising Assets Management Co., Ltd	5,614,082,653	Domestic shares	8.37%	6.94%	Beneficial owner
Credit Suisse Group	980,159,476	H shares	7.06%	1.21%	Interest of controlled corporations
Short positions

Credit Suisse Group	1,203,965,005	H shares	8.68%	1.49%	Interest of controlled corporations

Save as stated above, as at 30 June 2006, in the register required to be maintained under Section 336 of the SFO, no other persons were recorded to hold any interests or short positions in the shares or underlying shares of the equity derivatives of the Company.

AUDIT COMMITTEE

The audit committee has reviewed with management and the Company’s international auditors, KPMG, the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of the Company’s Interim Report for the six months ended 30 June 2006.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has always attached great importance to corporate governance and we continued to make efforts in perfecting the Company’s internal control in accordance with the relevant regulatory requirements and international best practices. By doing so, the Company’s operations become more systematic and efficient so that the shareholders’ best interests were ensured.

The roles of Chairman and Chief Executive Officer of the Company were performed by the same individual. The Board considers that this could enhance the Company’s decision-making and operational efficiency, and enable the Company to grasp business opportunities effectively. Further, such arrangement is being adopted by many international leading enterprises. At the same time, the number of independent non-executive directors accounted for more than one-third of the total number of Directors to make sure the independence and objectivity of the decisions made by the Board and provide full and impartial supervision over the Company’s management, with a view to ensuring shareholders’ best interests.

Save as stated above, the Company is in compliance with all the code provisions as set out in the Code on Corporate Governance Practices in Appendix 14 of the Listing Rules throughout the six months period ended 30 June 2006.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules to govern securities transactions by Directors. Having made specific enquiry to all Directors of the Company, they have confirmed their compliance with the Model Code for Securities Transactions by Directors of Listed Issuers throughout the period from 1 January 2006 to 30 June 2006.

INTERIM REPORT

The Interim Report for the six months ended 30 June 2006 will be despatched to shareholders and made available on the website of The Stock Exchange of Hong Kong Limited (www.hkex.com.hk) and the website of the Company (www.chinatelecom-h.com) in due course.

FORWARD-LOOKING STATEMENTS

The Company would also like to caution readers about the forward-looking nature of certain of the above statements. These forward- looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. Potential risks and uncertainties include those concerning the continued growth of the telecommunications industry in China, the development of the regulatory environment and our ability to successfully execute our business strategies. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We do not intend to update these forward-looking statements. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors.

As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Leng Rongquan as the president and chief operating officer, Ms. Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping as the executive vice president, Ms. Huang Wenlin as the executive vice president, Mr. Li Ping as the executive vice president and joint company secretary, Mr. Yang Jie as the executive vice president, Mr. Sun Kangmin as the executive vice president, Mr. Li Jinming as the non-executive director, and Mr. Zhang Youcai, Mr. Vincent Lo Hong Sui, Mr. Shi Wanpeng, Mr. Xu Erming and Mr. Aloysius Tse Hau Yin as the independent non-executive directors.

1	Non-voice services include Internet access services, value-added services, managed data services, leased line services and others.

2	Free cash flow is calculated from EBITDA (excluding the amortisation of upfront connection fees) minus capital expenditure and income tax.

“Please also refer to the published version of this announcement in South China Morning Post.”

Exhibit 1.2

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

Disclosure of Earnings Before Interest, Tax, Depreciation and Amortization (“EBITDA”) and Reconciliation to Cash Flows from Operating Activities

On August 30, 2006, the Company presented EBITDA in its interim report and announcement of the interim report for the six months ended June 30, 2006 in Hong Kong.

The Company’s EBITDA represents profit before net finance costs, investment income, share of profit from associates, taxation, depreciation and amortisation and minority interests. As the telecommunications business is a capital-intensive industry, capital expenditures, the level of gearing and finance costs may have a significant impact on the net profit of companies with similar operating results. Therefore, the Company believes EBITDA may be helpful in analysing the operating results of a telecommunications service provider like itself. Although EBITDA is widely used in the global telecommunications industry as a benchmark to reflect operating performance, financing capability and liquidity, it is not regarded as a measure of operating performance and liquidity under generally accepted accounting principles (“GAAP”). It also does not represent cash flows from operating activities. In addition, the Company’s EBITDA may not be comparable to similar indicators provided by other companies.

The following table sets forth a reconciliation of the EBITDA for the six months ended June 30, 2006 to cash flows from operating activities, being the most comparable GAAP measure under International Financial Reporting Standards:

RMB millions
EBITDA	46,711
Adjustments:
Non-cash items included in EBITDA	947
Net change in working capital	3,298
Decrease in deferred revenue	(3,474)
Net interest paid	(2,800)
Income tax paid	(3,521)

Cash Flow from operating activities	41,161

August 30, 2006

Exhibit 1.3

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

CONTINUING CONNECTED TRANSACTIONS AND STRATEGIC AGREEMENT

CONTINUING CONNECTED TRANSACTIONS

Reference is made to the 2004 Announcement and the 2005 Announcement in relation to certain continuing connected transactions between the Group and China Telecommunications Corporation and/or its associates.

The Company now seeks to do the following in respect of certain continuing connected transactions: revise the annual caps of three framework agreements, modify the parties of the Prior Agreements by entering into the Listco-Parent Agreements and to renew the terms of the Existing Agreements and their annual caps for the renewed term.

Revision of annual caps

The value of the categories of continuing connected transactions involving the provision of: (i) ancillary telecommunications services, (ii) comprehensive services and (iii) IT services by China Telecommunications Corporation and/or its associates are subject to annual caps. The Directors have been monitoring the Company’s continuing connected transactions and with the continued development and expansion of the businesses of the Group and based on internal estimates of the demand and the operating conditions in respect of these continuing connected transactions, the Directors note that the existing cap for 2006 for the provision of ancillary telecommunications services, comprehensive services and IT services will not be sufficient for the Group’s current requirements, and therefore propose that the existing caps for these continuing connected transactions be revised accordingly as set out below.

Change of parties to certain framework agreements

The Company has been undertaking an extensive review of the continuing connected transactions carried out between the wholly-owned subsidiaries of the Company and China Telecommunications Corporation and/or its associates under the Prior Agreements, with a view to presenting a more coherent, logical and comprehensible picture to shareholders, and also to enable the Company to monitor and manage the status of transactions more effectively going forward. In order to better rationalize and to ensure effective management of the continuing connected transactions, the Company now proposes that new agreements, on exactly the same terms as the Prior Agreements, be entered into between the Company and China Telecommunications Corporation to govern certain continuing connected transactions between the Group and China Telecommunications Corporations and/or its associates. The Prior Agreements will expire and the Listco-Parent Agreements will govern the terms of the relevant continuing connected transactions.

Renewal of the Existing Agreements

Reference is made to the 2004 Announcement and the 2005 Announcement, in which the Company announced that the Group has entered into the Existing Agreements with China Telecommunications Corporation and/or its associates. Each of the Existing Agreements has a term expiring on 31 December 2006. The Board announces that the Existing Agreements have been renewed in accordance with their respective provisions on 30 August 2006, invariably for a further term of one year to two years. The annual caps applicable to the renewed terms are set out below.

Listing rules implications

Each of the Engineering Framework Agreements and the Interconnection Agreement are non-exempt continuing connected transactions under Rule 14A.35 of the Hong Kong Listing Rules. These transactions, including the fact that the Interconnection Agreement is not subject to annual caps, are subject to reporting and announcement requirements and are required to be approved by the Independent Shareholders under the Hong Kong Listing Rules.

The Company undertakes to comply with the rules in relation to annual review of continuing connected transactions set out in Rules 14A.37 to Rule 14A.41 of the Hong Kong Listing Rules. The Company specifically undertakes to comply in full with all applicable requirements set out in Chapter 14A of the Hong Kong Listing Rules upon any variation or renewal of the agreements.

STRATEGIC AGREEMENT

The Company has entered into the Strategic Agreement with CCS on 30 August 2006 to set out the parameters of strategic cooperation between the two parties and to form a strategic partnership in accordance with the principle of equality and mutual benefits.

Listing rules implications

Given that China Telecommunications Corporation, the controlling shareholder of the Company, and its associates beneficially owns approximately 91.50% of the existing issued share capital of CCS, CCS is regarded as a connected person under the Hong Kong Listing Rules, and the transactions contemplated under the Strategic Agreement, which is continuous in nature and was entered into in the ordinary course of business of the Group, constitute continuing connected transactions of the Company under the Hong Kong Listing Rules. The Strategic Agreement and the transactions contemplated thereunder are subject to reporting, announcement and Independent Shareholders’ approval requirements under the Hong Kong Listing Rules.

THE EGM

Pursuant to Rule 14A.54 of the Hong Kong Listing Rules, any connected person and any shareholder and their associates with a material interest in the Engineering Framework Agreements, the Interconnection Agreement and the Strategic Agreement are required to abstain from voting on the relevant resolution at the EGM. China Telecommunications Corporation and its associates are required to abstain from voting on the resolutions in respect of the Engineering Framework Agreements, the Interconnection Agreement and Strategic Agreement and the transactions contemplated thereunder at the EGM.

An independent board committee, comprising all of the independent non-executive directors of the Company, namely Mr. Zhang Youcai, Mr. Vincent Lo Hong Sui, Mr. Shi Wanpeng, Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius, has been formed to advise the Independent Shareholders in relation to the Engineering Framework Agreements, the Interconnection Agreement and the Strategic Agreement. An independent financial adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders on the Engineering Framework Agreements, the Interconnection Agreement and the Strategic Agreement.

A circular containing, among other things, (i) details of the Engineering Framework Agreements, the Interconnection Agreement and the Strategic Agreement; (ii) a letter from an independent financial adviser to the Independent Board Committee and the Independent Shareholders containing its advice on the Engineering Framework Agreements, the Interconnection Agreement and the Strategic Agreement; (iii) the recommendation of the Independent Board Committee in respect of the Engineering Framework Agreements, the Interconnection Agreement and the Strategic Agreement; and (iv) a notice of the EGM, will be despatched to the shareholders as soon as practicable.

BACKGROUND

Overview

Reference is made to the 2004 Announcement and the 2005 Announcement in relation to certain continuing connected transactions between the Group and China Telecommunications Corporation and/or its associates.

China Telecommunications Corporation is the controlling shareholder, holding 70.89% of the issued share capital of the Company. Accordingly, China Telecommunications Corporation is a connected person of the Company and transactions between China Telecommunications Corporation and/or its associates and the Group constitute connected transactions for the Company for the purpose of the Hong Kong Listing Rules.

The Company now seeks to do the following in respect of certain continuing connected transactions: revise the annual caps of three framework agreements, modify the parties of the Prior Agreements by entering into the Listco-Parent Agreements and to renew the terms of the Existing Agreements and their annual caps for the renewed term.

RENEWAL OF TERMS AND ANNUAL CAPS

Revision of annual caps

The value of the categories of continuing connected transactions involving the provision of: (i) ancillary telecommunications services, (ii) comprehensive services and (iii) IT services by China Telecommunications Corporation and/or its associates are subject to annual caps. The Directors have been monitoring the Company’s continuing connected transactions and with the continued

development and expansion of the businesses of the Group and based on internal estimates of the demand and the operating conditions in respect of these continuing connected transactions, the Directors note that the existing cap for 2006 for the provision of ancillary telecommunications services, comprehensive services and IT services will not be sufficient for the Group’s current requirements, and therefore propose that the existing caps for these continuing connected transactions be revised. Details of the relevant agreements governing these continuing connected transactions are set out below.

Change of parties to certain framework agreements

The Prior Agreements were entered into between a subsidiary of the Company and associates of China Telecommunications Corporation in relation to certain continuing connected transactions. In order to better rationalize and to ensure effective management of the continuing connected transactions, the Company now proposes that new agreements, on exactly the same terms as the Prior Agreements, be entered into between the Company and China Telecommunications Corporation to govern certain continuing connected transactions between the Group and China Telecommunications Corporations and/or its associates. The Prior Agreements will expire and the Listco-Parent Agreements will govern the terms of the relevant continuing connected transactions.

Renewal of the Existing Agreements

Each of the Existing Agreements has a term expiring on 31 December 2006. The Board announces that the Existing Agreements have been renewed in accordance with their respective provisions on 30 August 2006, invariably for a further term of one year to two years. The annual caps applicable to the renewed terms are set out in this announcement.

REVISION OF ANNUAL CAPS

Ancillary telecommunications services

China Telecommunications Corporation and/or its associates provide certain repair and maintenance services to the Group, such as the repair of certain telecommunications equipment, the maintenance of fire prevention equipment and telephone booths and other customers’ services.

Under the Ancillary Telecommunications Services Framework Agreement, China Telecommunications Corporation and/or its associates have agreed to provide ancillary telecommunications services to the Group. Such agreements will expire on 31 December 2006, but will be renewed for further periods of three years unless either party notifies the other at least three months prior to the expiration of the term in writing of its intention to terminate the relevant agreement.

For the two years ended 31 December 2005 and the seven months ended 31 July 2006, the charges for such services the Group paid to China Telecommunications Corporation and/or its associates were approximately RMB2,304 million, RMB2,456 million and RMB1,298 million (unaudited), respectively. These charges paid were calculated on the following basis:

(1) the government-prescribed prices;

(2) where there are no government-prescribed prices but where there are government-guided prices, the government-guided prices apply;

(3) where there are neither government-prescribed prices nor government-guided prices, the market prices apply. The market price is defined as the price at which the same type of services are provided by Independent Third Parties in the ordinary course of business; or

(4) where none of the above is applicable, the prices are to be agreed between the relevant parties for the provision of the above services, which shall be the reasonable costs incurred in providing the same plus a reasonable profit margin (for this purpose, “reasonable costs” means such costs as confirmed by both parties after negotiations).

Comprehensive services

China Telecommunications Corporation provides comprehensive services to the Company, including the procurement of telecommunications equipment such as optic fibers, network designs, software upgrade, system integration, manufacture of calling cards and so on. The Company and China Telecommunications Corporation entered into the Comprehensive Services Framework Agreement on 13 April 2004, which was renewed on 15 December 2005. The Comprehensive Services Framework Agreement has a term expiring on 31 December 2006, which can be renewed for further periods of one year unless terminated by either party with at least three months’ written notification to the other party.

For the two years ended 31 December 2005 and the seven months ended 31 July 2006, the charges for such services the Company paid to China Telecommunications Corporation were approximately RMB348 million, RMB425 million and RMB333 million (unaudited), respectively.

The comprehensive services under the Comprehensive Services Framework Agreement are provided at:

(1) the government prescribed prices;

(2) where there are no government prescribed prices but where there are government guided prices, the government guided prices;

(3) where there are no government prescribed prices nor government guided prices, the market price, which is the price at which the same type of comprehensive services are provided by Independent Third Parties in the ordinary course of business; and

(4) where none of the above is applicable, the price to be agreed between the parties, which shall be the reasonable costs incurred in providing such services, together with a reasonable profit margin.

IT services

The Group and China Telecommunications Corporation and/or its associates entered into the IT Services Framework Agreements from October 2002 to April 2004, in relation to the provision of certain information technology services, such as office automation and software adjustment, by the latter to the former. The IT Services Framework Agreements were renewed on 15 December 2005. It has a term expiring on 31 December 2006, which can be renewed for further periods of one year, unless the Group provides three months’ written notification to China Telecommunications Corporation and/or its associates of its intention not to renew it.

For the two years ended 31 December 2005 and the seven months ended 31 July 2006, the charges for such services the Group paid to China Telecommunications Corporation and/or its associates were approximately RMB169 million, RMB164 million and RMB80 million (unaudited), respectively.

China Telecommunications Corporation and/or its associates have the right to participate in the bidding for the right to provide the Group with services under a particular IT Services Framework Agreement, and the charges payable are determined by reference to market rates as reflected by prices obtained through the tender process. Where the terms of an offer from China Telecommunications Corporation and/or its associates is at least as favorable as that offered by another bidder which is an Independent Third Party, the Group may award the tender to China Telecommunications Corporation and/or its associates.

Revised Caps

The Board has considered and proposed that the following annual caps (the “Revised Caps”) in respect of continuing connected transactions under the Ancillary Telecommunications Services Framework Agreement, the IT Services Framework Agreements and the Comprehensive Services Framework Agreement:

The continuing connected transactions	Historical amount	Existing annual cap		Revised Cap for the financial year ended 31 December 2006
Ancillary telecommunications services	For the two years ended 31 December 2005 and the seven months ended 31 July 2006, RMB2,304 million, RMB2,456 million and RMB1,298 million respectively	RMB	2,640 million	RMB	3,900 million
IT services	For the two years ended 31 December 2005 and the seven months ended 31 July 2006, RMB169 million, RMB164 million and RMB80 million respectively	RMB	320 million	RMB	490 million
Comprehensive services	For the two years ended 31 December 2005 and the seven months ended 31 July 2006, RMB348 million, RMB425 million and RMB333 million respectively	RMB	970 million	RMB	1,440 million

Basis of determination of the Revised Caps

Ancillary telecommunications services—The increased demand for ancillary telecommunications services as a result of the efforts of the Company to enhance its market competitiveness by increasing its input to operating costs on a continuing basis, coupled with the fact that the majority of connected transactions will be completed in the second half of the year, will lead to an annual transaction amount which exceeds the existing annual cap.

In recent years, the communication market has seen keen competition, the trend for mobile communication to replace other means of communication is increasingly obvious, and the operating costs of the Company is increasing year by year. To maintain its market share and increase its revenue, the Company has stepped up its efforts to adjust its capital structure, increase marketing costs (a growth of approximately 14% in marketing costs in the first half of 2006), to ensure the sufficiency of its network maintenance costs (an increase of approximately 2% in network operation costs in the first half of 2006), and to minimize its management costs (the general management costs basically remained at the same level in the first half of 2006). Subject to regulated tender invitation, the transaction amount of ancillary telecommunications services, which is closely related to the marketing costs and network operation costs, has also increased rapidly. In 2005, the budget set for the ancillary telecommunications services of the Company was almost fully utilised, with the amount of transactions completed reaching RMB2.456 billion or 93% of the annual cap. From January to July this year, the amount of completed ancillary telecommunications services transactions reached RMB1.298 billion (unaudited) or 49.2% of the existing annual cap. Considering that such continuing connected transactions will be mainly conducted in the second half of the year, and based on detailed internal analyses and estimates, the Company anticipates that the aggregate transaction amount of ancillary telecommunications services for the full year 2006 will exceed the existing annual cap.

IT services - The Company is actively expanding its business which increases its demand for IT services. The Company’s revenue from value-added services increased by 43% in the first half of the year. The demand for IT services connected transactions increased as a result. The net investment in IT services was approximately RMB103,000,000. In estimating the existing cap, the Company has already taken into consideration its business development needs. However, in reviewing the status of completed connected transactions, the Company has found that the growth of the relevant business far exceeds its expectation, and, as a result, the Company anticipates that the annual transaction amount of IT services will exceed the existing annual cap. Although the relevant amount of completed IT services connected transactions from January to July 2006 was only approximately RMB80,000,000 (unaudited), representing approximately 25% of the existing annual cap, a greater number of transactions are expected to be conducted in the second half of the year based on the number of agreements entered into by the Company. Further, an analysis of the transactions completed in the previous years indicates that the majority of connected transactions will be conducted in the second half of the year. The repeated estimates and analyses made by the Company show that the transaction amounts of continuing connected transactions for IT services in the second half of the year are expected to well exceed those in the first half. Therefore, the amount for the full year 2006 is anticipated to exceed the existing annual cap.

Comprehensive services - As is in the case of IT services, the Company is actively expanding its business which increases its demand for comprehensive services. Although the amount of completed comprehensive service transactions from January to July 2006 was only approximately RMB333,000,000 (unaudited), representing approximately 34% of the existing annual cap, its increase on a year-on-year basis was approximately 176%. Furthermore, the majority of comprehensive services transactions are expected to be conducted in the second half of the year given the number of agreements already entered into by the Company. An analysis of the transactions completed in the previous years also indicates that the majority of the continuing connected transactions for comprehensive services will be conducted in the second half of the year. The repeated estimates and analyses made by the Company show that the transaction amounts of connected transactions in the second half of the year are expected to well exceed those in the first half. As a result, the transaction amount for the full year 2006 is anticipated to exceed the existing annual cap.

The Board (including the independent non-executive directors of the Company) considers that the abovementioned continuing connected transactions have been conducted on normal commercial terms or on terms no less favourable than those available to Independent Third Parties and were entered into in the ordinary and usual course of business of the Group, are fair and reasonable and in the interests of the Company and our shareholders as a whole, and that the Revised Caps for the abovementioned continuing connected transactions are fair and reasonable.

As each of the percentage ratios (other than the profits ratio) of each of the ancillary telecommunications services, comprehensive services and IT services is, on an annual basis, higher than 0.1% and less than 2.5%, they therefore fall under Rule 14A.34 of the Hong Kong Listing Rules. Accordingly, the Company is subject to the reporting and announcement requirements set out under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules in respect of these agreements, but is exempt from the requirements of independent shareholders’ approval under Chapter 14A of the Hong Kong Listing Rules. Details of the agreements will be disclosed in the Company’s next published annual report, as required under Rule 14A.46 of the Hong Kong Listing Rules.

MODIFICATION OF THE PARTIES TO VARIOUS FRAMEWORK AGREEMENTS

The Company has been undertaking an extensive review of the continuing connected transactions carried out between the wholly-owned subsidiaries of the Company and China Telecommunications Corporation and/or its associates under the various connected transaction agreements, with a view to presenting a more coherent, logical and comprehensible picture to shareholders, and also to enable the Company to monitor and manage the status of transactions more effectively going forward. The relevant connected transactions agreements are as follows:

(1)	Property Leasing Framework Agreements;

(2)	Equipment Procurement Services Framework Agreements;

(3)	IT Services Framework Agreements;

(4)	Engineering Framework Agreements;

(5)	Ancillary Telecommunications Services Framework Agreements; and

(6)	Community Services Framework Agreements (collectively, the “Prior Agreements”).

For the purposes of rationalizing the connected transactions entered into by the Group so as to facilitate the internal management, all subsidiaries of the Company and China Telecommunications Corporation and/or its associates agree to modify the contractual parties to the various connected transaction agreements. Accordingly, the Company and China Telecommunications Corporation executed the Listco-Parent Agreements on 30 August 2006 as framework agreements to govern the terms of the continuing connected transactions under the Prior Agreements. Pursuant to the Listco-Parent Agreements, the Company will represent the Group and China Telecommunications Corporation will represent its associates. The terms and provisions of the relevant connected transaction agreements remain unchanged. Each of the Listco-Parent Agreements has a term expiring on 31 December 2007 (except for the Engineering Framework Agreements which will expire in 2008), and may be further renewed in accordance with their respective provisions.

RENEWAL OF THE EXISTING AGREEMENTS

Reference is made to the 2004 Announcement and the 2005 Announcement, in which the Company announced that the Group has entered into, among others, the following agreements (collectively, the “Existing Agreements”) with China Telecommunications Corporation and/or its associates:

(1) Interconnection Agreement;

(2) Centralized Services Agreement; and

(3) Comprehensive Services Framework Agreement.

As disclosed in the 2004 Announcement and the 2005 Announcement, the Company will, upon any variation or renewal of the Existing Agreements, comply in full with all applicable requirements set out in Chapter 14A of the Hong Kong Listing Rules.

Each of the Existing Agreements has a term expiring on 31 December 2006, and has been renewed in accordance with their respective provisions on 30 August 2006, invariably for a further term of one year to two years.

CONNECTION BETWEEN THE PARTIES

The Existing Agreements and the Listco-Parent Agreements were entered into between the Company and China Telecommunications Corporation. As China Telecommunications Corporation is the Company’s controlling shareholder (such term as defined under the Hong Kong Listing Rules), holding 70.89% of the issued share capital of the Company, it is a connected person of the Company. Hence, the transactions contemplated under the Existing Agreements and the Listco-Parent Agreements constitute continuing connected transactions of the Company for the purpose of Chapter 14A of the Hong Kong Listing Rules.

BACKGROUND TO THE EXISTING AGREEMENTS AND THE LISTCO-PARENT AGREEMENTS

The Existing Agreements have been automatically renewed with the substance of the terms of each of the Existing Agreements remain unchanged (except for the Centralized Services Agreement, which has been amended on 15 December 2005 and disclosed in the 2005 Announcement). In addition, the terms of the continuing connected transactions as set out in the Prior Agreements remain unchanged under the Listco-Parent Agreements except that the relevant holding company is now a party to such agreements.

On this premise, the commercial background of, and reasons for the Existing Agreements and the Listco-Parent Agreements, which are detailed in the 2004 Announcement and the 2005 Announcement, will not be repeated in this announcement.

TERMS OF THE LISTCO-PARENT AGREEMENTS AND THE EXISTING AGREEMENTS

Engineering Framework Agreements

The Group and China Telecommunications Corporation and/or its associates have entered into Engineering Framework Agreements to govern the arrangements with respect to certain engineering related services. Each Engineering Framework Agreement will expire on 31 December 2006, but will be renewed for further periods of three years unless any member of the Group provides three months’ written notification to the China Telecommunications Corporation and/or its associates of its intention not to renew the agreement.

The charges payable for engineering related services rendered under the Engineering Framework Agreements shall be determined by reference to market rates as reflected by prices obtained through a tender process. The Group does not accord any priority to China Telecommunications Corporation and/or its associates to provide such services, and the tender may be awarded to an Independent Third Party. However, if the terms of an offer from China Telecommunications Corporation and/or its associates are at least as favorable as those offered by another tenderer, the Group may award the tender to China Telecommunications Corporation and/or its associates.

The Engineering Framework Agreements have been renewed in accordance with their respective provisions on 30 August 2006 for further terms of two years expiring on 31 December 2008.

Interconnection Agreement

The Company and China Telecommunications Corporation have entered into the Interconnection Agreement, with a term expiring on 31 December 2006. The Interconnection Agreement will be renewed for further periods of three years unless the Company provides three months’ written notification to China Telecommunications Corporation of its intention not to renew the agreement.

Pursuant to the Interconnection Agreement, the telephone operator terminating a telephone call made to its local access network shall be entitled to receive from the operator from which the telephone call originated a fee prescribed by the Ministry of Information Industry of the PRC from time to time, which is currently RMB0.06 per minute. The formula for settlement is based on the net volume of telephone calls originating from the Group to China Telecommunications Corporation and/or its associates or originating from China Telecommunications Corporation and/or its associates to the Group multiplied by the settlement fee prescribed by the Ministry of Information Industry of the PRC.

The Interconnection Agreement has been renewed in accordance with its provisions on 30 August 2006 for a further term of two years expiring on 31 December 2008.

Centralized Services Agreement

The Centralized Services Agreement relates to the provision of centralized services, such as the Company’s provision of management business to customers of China Telecommunications Corporation, and the Company’s use of international telecommunications facilities of China Telecommunications Corporation. It was entered into between the Company and China Telecommunications Corporation on 10 September 2002, and was renewed on 15 December 2005. The Centralized Services Agreement has a term expiring on 31 December 2006, which can be renewed for further periods of one year unless the Company provides three months’ written notification to China Telecommunications Corporation of its intention not to renew it.

The apportionment of the aggregate costs for the provision of management business is on a pro rata basis in accordance with the revenues generated by each party. The apportionment of costs incurred for the use of international telecommunications facilities is on a pro rata basis in accordance with the volume of international calls handled by each party. The Centralized Services Agreement has been renewed in accordance with its provisions on 30 August 2006 for a further term of one year expiring on 31 December 2007.

Comprehensive Services Framework Agreement

The Comprehensive Services Framework Agreement relates to the provision of comprehensive services by China Telecommunications Corporation to the Company, including the procurement of telecommunications equipment such as optic fibers, network designs, software upgrade, system integration, manufacture of calling cards and so on. It was entered into between the Company and China Telecommunications Corporation on 13 April 2004, and was renewed on 15 December 2005. The Comprehensive Services Framework Agreement has a term expiring on 31 December 2006, which can be renewed for further periods of one year unless terminated by either party with at least three months’ written notification to the other party.

The Comprehensive Services Framework Agreement has been renewed in accordance with its provisions on 30 August 2006 for a further term of one year expiring on 31 December 2007.

Property Leasing Framework Agreements

Certain subsidiaries of the Company and certain subsidiaries of China Telecommunications Corporation entered into the Property Leasing Framework Agreements from October 2002 to April 2004, and were renewed on 15 December 2005, in relation to the lease of properties by the former to the latter, and vice versa. Each Property Leasing Framework Agreement has a term expiring on 31 December 2006, which can be renewed for further periods of one year, unless the relevant subsidiary of the Company provides three months’ written notification to the relevant subsidiary of China Telecommunications Corporation of its intention not to renew it.

The rental charge in respect of the property which is subject to each Property Leasing Framework Agreement is determined based on market rates, with reference to amounts stipulated by local price bureaus, taking into consideration the specific needs of the PRC telecommunications industry. The rental charges under each Property Leasing Agreement is subject to review each year. The Property Leasing Framework Agreements have been renewed in accordance with their respective provisions on 30 August 2006 for further terms of one year expiring on 31 December 2007.

IT Services Framework Agreements

Certain subsidiaries of the Company and China Telecommunications Corporation and/or its associates entered into the IT Services Framework Agreements from October 2002 to April 2004, which were renewed on 15 December 2005, in relation to the provision of certain information technology services, such as office automation and software adjustment, by the latter to the former. Each IT Service

Framework Agreement has a term expiring on 31 December 2006, which can be renewed for further periods of one year, unless the Group provides three months’ written notification to China Telecommunications Corporation of its intention not to renew it.

China Telecommunications Corporation and/or its associates have the right to participate in the bidding for the right to provide the Group with services under a particular IT Services Framework Agreement, and the charges payable are determined by reference to market rates as reflected by prices obtained through the tender process. Where the terms of an offer from China Telecommunications Corporation and/or its associates are at least as favorable as that offered by another bidder which is an Independent Third Party, the Group may award the tender to China Telecommunications Corporation and/or its associates.

The IT Services Framework Agreements have been renewed in accordance with their respective provisions on 30 August 2006 for further terms of one year expiring on 31 December 2007.

Equipment Procurement Services Framework Agreements

The Group and China Telecommunications Corporation and/or its associates entered into the Equipment Procurement Services Framework Agreements from October 2002 to April 2004, which were renewed on 15 December 2005, in relation to the provision of comprehensive procurement services, including the management of tenders, verification of technical specifications and installation services, by the latter to the former. Each Equipment Procurement Services Framework Agreement has a term expiring on 31 December 2006, which can be renewed for further periods of one year, unless the Group provides three months’ written notification to China Telecommunications Corporation and/or its associates of its intention not to renew it.

The commission charges payable for such services are calculated, at the maximum, at:

(1) in respect of imported telecommunications equipment, 1% of the contract value; or

(2) in respect of domestic telecommunications equipment and other domestic non-telecommunications materials, 3% of the contract value.

The Equipment Procurement Agreements have been renewed in accordance with their respective provisions on 30 August 2006 for further terms of one year expiring on 31 December 2007.

Community Services Framework Agreements

China Telecommunications Corporation and/or its associates provide certain cultural, educational, property management, vehicles services, health and medical services, hotel and conference services, community and sanitary services to the Group. The arrangements are set out in the Community Services Framework Agreements entered into between them, with terms expiring on 31 December 2006, but will be renewed for further periods of three years unless terminated by either party with at least three months’ written notification to the other party.

The Community Services Framework Agreements stipulate that the above community services be provided at:

(1) the government-prescribed prices;

(2) where there are no government-prescribed prices but where there are government-guided prices, the government-guided prices apply;

(3) where there are neither government-prescribed prices nor government-guided prices, the market prices apply. The market price is defined as the price at which the same type of services are provided by Independent Third Parties in the ordinary course of business; or

(4) where none of the above is applicable, the prices are to be agreed between the relevant parties for the provision of the above services, which shall be the reasonable costs incurred in providing the same plus a reasonable profit margin (for this purpose, “reasonable costs” means such costs as confirmed by both parties after negotiations).

The Community Services Agreements have been renewed in accordance with their respective provisions on 30 August 2006 for further terms of one year expiring on 31 December 2007.

Ancillary Telecommunications Services Framework Agreements

China Telecommunications Corporation and/or its associates provide certain repair and maintenance services to the Group, such as the repair of certain telecommunications equipment, the maintenance of fire prevention equipment and telephone booths and other customers’ services (the “ancillary telecommunications services”).

Under the Ancillary Telecommunications Services Framework Agreements between the Group and China Telecommunications Corporation and/or its associates, China Telecommunications Corporation and/or its associates have agreed to provide ancillary telecommunications services to the Group. Such agreements will expire on 31 December 2006, but will be renewed for further periods of three years unless either party notifies the other at least three months prior to the expiration of the term in writing of its intention to terminate the relevant agreement.

The ancillary telecommunications services under the Ancillary Telecommunications Services Framework Agreements are provided in accordance with the same pricing policy as that of the Community Services Framework Agreements.

The Ancillary Telecommunications Services Framework Agreements have been renewed in accordance with their respective provisions on 30 August 2006 for further terms of one year expiring on 31 December 2007.

ANNUAL CAPS OF THE LISTCO-PARENT AGREEMENTS AND THE EXISTING AGREEMENTS

We set out below, for the Listco-Parent Agreements and the Existing Agreements, the maximum aggregate annual values for the year ended 31 December 2006, 2007 and 2008 (the “Annual Caps”), for each of the transactions contemplated under such agreements:

Agreements	Unaudited historical amount for the period from 1 January to 31 July 2006	Original cap for the year ending 31 December 2006	Annual Caps for the year ending 31 December 2006	Annual Caps for the year ending 31 December 2007	Annual Cap for the year ending 31 December 2008

Engineering Framework Agreements	RMB3,693 million (equivalent to HKD3,621 million)	RMB8,327 million (equivalent to HKD8,164 million)	RMB8,327 million (equivalent to HKD8,164 million)	RMB8,327 million (equivalent to HKD8,164 million)	RMB8,327 million (equivalent to HKD8,164 million)

Centralized Services Agreement	RMB158 million (equivalent to HKD155 million)	RMB700 million (equivalent to HKD686 million)	RMB700 million (equivalent to HKD686 million)	RMB560 million (equivalent to HKD549 million)	not applicable

Comprehensive Services Framework Agreement	RMB333 million (equivalent to HKD326 million)	RMB970 million (equivalent to HKD951 million)	RMB1,440 million (equivalent to HKD1,412 million)	RMB1,440 million (equivalent to HKD1,412 million)	not applicable

Property Leasing Agreements	RMB230 million (equivalent to HKD225 million)	RMB500 million (equivalent to HKD490 million)	RMB500 million (equivalent to HKD490 million)	RMB590 million (equivalent to HKD578 million)	not applicable

IT Services Framework Agreements	RMB80 million (equivalent to HKD78 million)	RMB320 million (equivalent to HKD314 million)	RMB490 million (equivalent to HKD480 million)	RMB490 million (equivalent to HKD480 million)	not applicable

Equipment Procurement Agreements	RMB132 million (equivalent to HKD129 million)	RMB470 million (equivalent to HKD461 million)	RMB470 million (equivalent to HKD461 million)	RMB310 million (equivalent to HKD304 million)	not applicable

Community Services Framework Agreement	RMB1,393 million (equivalent to HKD1,366 million)	RMB3,410 million (equivalent to HKD3,343 million)	RMB3,410 million (equivalent to HKD3,343 million)	RMB3,110 million (equivalent to HKD3,049 million)	not applicable

Ancillary Telecommunications Services Framework Agreements	RMB1,298 million (equivalent to HKD1,273 million)	RMB2,640 million (equivalent to HKD2,588 million)	RMB3,900 million (equivalent to HKD3,824 million)	RMB3,900 million (equivalent to HKD3,824 million)	not applicable

Reasons for no cap for transactions contemplated under the Interconnection Agreement

As disclosed in the 2004 Announcement, the Company submits that the value of the settlement of interconnection charges arising from domestic long distance calls under the Interconnection Agreement should not be subject to any annual limits for the following reasons:

(1) the Company’s revenue depends on growth in call revenue and in its customer base for its various services. Any growth in the domestic long distance service will necessarily result in increased transaction volumes under the Interconnection Agreement, which the Company will not be able to control as it depends entirely on customer usage. Any limits on these transactions will therefore potentially limit the Company’s ability to conduct or expand its business in the ordinary course; and

(2) the tariffs payable under the Interconnection Agreement are prescribed by the Ministry of Information Industry of the PRC and are subject to change from time to time.

Application for waiver

An application will be made to The Stock Exchange of Hong Kong Limited for a waiver from strict compliance with Rule 14A.35(2) relating to the Interconnection Agreement that such agreement shall not be subject to annual cap for the two years from 1 January 2007 to 31 December 2008, on the basis that the Company will comply with all other relevant requirements under Chapter 14A of the Hong Kong Listing Rules. The transactions contemplated under the Interconnection Agreement (including the fact that such transactions shall not be subject to annual cap) are conditional on approval by Independent Shareholders at a general meeting.

As far as the Company is aware, none of the Annual Caps for the year ended 31 December 2006 has been exceeded as at the date of this announcement. Each of the Annual Caps for the year ending 31 December 2007 and 31 December 2008 (if applicable) has been determined by reference to the nature of the transactions contemplated under each of the Existing Agreements and the Listco-Parent Agreements, the existing scale and operations of the Company’s business, and the business plan of the Company for the year ending 31 December 2007 and/or 31 December 2008.

The Board (including the independent non-executive directors of the Company) is of the view that the Existing Agreements and the Listco-Parent Agreements have been entered into in the ordinary and usual course of business of the Group, that they are (i) on normal commercial terms; or (ii) should there be no comparable terms, on such terms which shall be no less favorable than that provided to Independent Third Parties or (if applicable) that provided by Independent Third Parties, that they have been implemented in accordance with the terms contained therein, and that they are fair and reasonable and in the interests of the Company’s shareholders as a whole.

As each of the percentage ratios (other than the profits ratio) of each of the transactions contemplated under the above agreements (except for the Engineering Framework Agreements and the Interconnection Agreement) is, on an annual basis, above 0.1% but less than 2.5%, they therefore fall under Rule 14A.34 of the Hong Kong Listing Rules. Accordingly, the Company is subject to the reporting and announcement requirements set out under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules in respect of the Existing Agreements and the Listco-Parent Agreements (except for the Engineering Framework Agreements and the Interconnection Agreement), but is exempt from the requirements of independent shareholders’ approval under Chapter 14A of the Hong Kong Listing Rules. Details of the Existing Agreements and the Listco-Parent Agreements will be disclosed in the Company’s next published annual report and accounts, as required under Rule 14A.46 of the Hong Kong Listing Rules.

LISTING RULES IMPLICATIONS

Each of the Engineering Framework Agreements and the Interconnection Agreement are non-exempt continuing connected transactions under Rule 14A.35 of the Hong Kong Listing Rules. These transactions, including the fact that the Interconnection Agreement is not subject to annual caps, are subject to reporting and announcement requirements and are required to be approved by the Independent Shareholders under the Hong Kong Listing Rules.

The Company undertakes to comply with the rules in relation to annual review of continuing connected transactions set out in Rule 14A.37 to Rule 14A.41 of the Hong Kong Listing Rules. The Company specifically undertakes to comply in full with all applicable requirements set out in Chapter 14A of the Hong Kong Listing Rules upon any variation or renewal of the agreements.

STRATEGIC AGREEMENT

Background

The Company has entered into the Strategic Agreement with CCS (as defined below) on 30 August 2006 to set out the parameters of strategic cooperation between the two parties and to form a strategic partnership in accordance with the principle of equality and mutual benefits.

Strategic Agreement

Date: 30 August 2006

Parties: The Company; and China Communications Services Corporation Limited (“CCS”)

    For the purposes of the Strategic Agreement, “CCS” shall include CCS and its subsidiaries.

    For the purposes of the Strategic Agreement, the term “the Company” shall include the Company and six of its wholly-owned subsidiaries, namely Shanghai Telecom Company Limited, Zhejiang Telecom Company Limited, Fujian Telecom Company Limited, Hubei Telecom Company Limited, Guangdong Telecom Company Limited, Hainan Telecom Company Limited, together with their subsidiaries.

Term: (subject to the requisite Independent Shareholders’ approval) From 01 January 2007 to 31 December 2009.

The Parties may, on the expiry of its term, consult each other separately regarding whether the Strategic Agreement should be renewed.

Scope of strategic cooperation: The areas for the strategic business cooperation between the Parties in accordance with the terms and conditions of this Strategic Agreement shall include: the services in connection with the design, construction and supervision of communication engineering projects; facilities management services; the content application services; the development of marketing channels and use of telecommunication business as well as exploring other new businesses that are suitable for cooperation between the Parties.

Such services shall comply with the relevant standards prescribed by the State or standards agreed upon between the Parties, and the conditions related thereto shall be no less favourable than the conditions that such Party offered to any third party for the same or similar services. To the extent not contrary to PRC laws and regulations, if, with respect to the same services, the terms and conditions offered by a Party hereto for the services provided is as favourable as the terms and conditions provided by an Independent Third Party, the other Party shall select on a priority basis the Party hereto to be the service provider.

Tariff standards (applicable prices): If the government-prescribed prices are available, the government-prescribed prices shall be used. If the government-guided prices are available, the government-guided prices shall be used; but if neither the government-prescribed, nor the government-guided prices are available and a market price is available, the market prices shall be used. If the government-prescribed prices, the government-guided prices and the market prices are not available, the Parties shall enter into negotiations based on the principles of fairness, provided that the prices subject to consultation between the Parties shall be determined by taking into account the reasonable cost plus a reasonable margin, in which the term “reasonable cost” shall be determined between the Parties upon consultation.

The term “government-prescribed prices” shall be the prices prescribed by the competent pricing authority or other relevant authority of the government by exercising their respective pricing authority within the respective scope of pricing in accordance with the Pricing Law of the People’s Republic of China.

The term “government-guided prices” shall be the prices with fluctuation levels prescribed by the competent pricing authority or other relevant authority of the government by exercising their respective pricing authority within the respective scope of pricing in accordance with the Pricing Law of the People’s Republic of China in order to guide the operators to determine their own prices.

The term “market prices” shall be, subject to compliance with PRC laws and regulations, the prices set by the operators at their own discretion and developed through market competition. The market prices shall be determined by reference to the following prices in the following order: (1) the prices charged by an Independent Third Party at the places or the regions in proximity thereto where such types of services are provided in the ordinary course of business; or (2) the then prices charged by an Independent Third Party for providing such types of services in the ordinary course of business.

Upon the consent by the Parties or in accordance with the relevant laws and regulations, the applicable standard prices may also adopt prices determined by tender as the pricing basis (i.e. in accordance with public bidding pricing method as stated in the Bidding and Tender Law of the People’s Republic of China and other laws and regulations).

Services: 1. SERVICES IN CONNECTION WITH THE DESIGN, CONSTRUCTION AND SUPERVISION OF COMMUNICATION ENGINEERING PROJECTS

1.1 For the purposes of the Strategic Agreement, the term “services in connection with the design, construction, supervision and control of communication projects” means services provided by CCS to the Company in respect of the design, construction and supervision of communication engineering projects, including but not limited to any engineering, construction and supervision services involved in the construction of new communication engineering projects as well as the expansion of capacity, rationalization, upgrading, maintenance of communication engineering projects.

1.2 The Company undertakes that during the effective period of the Strategic Agreement, under the same terms and conditions, the Company’s subsidiaries in the following six provinces (cities), namely Shanghai, Zhejiang, Fujian, Hubei, Guangdong and Hainan, will on an annual basis accept services from the wholly-owned subsidiaries of CCS (within the administrative region of such province) services in respect of the design, construction and supervision of communication engineering projects provided of not less than 12.5% of the total annual capital expenditure incurred during that year by the above-named subsidiaries.

1.3 CCS undertakes that:

(a) it shall offer at least 5% price discount to the Company based on the Applicable Standard Prices for the services provided;

(b) it will fully utilize its own business competitive edge to provide services that are in compliance with the quality requirements stipulated by the Company and shall use its best efforts to provide human resources, equipment, capital and other resources to develop its own capability to provide services required by the Company;

(c) the design, construction and supervision services in respect of the communication engineering projects provided by it to the Company are a basket of integrated and comprehensive services and that it guarantees to implement quality control throughout the course of providing services.

2. FACILITIES MANAGEMENT SERVICES

2.1 The Company undertakes that during the effective period of the Strategic Agreement, under the same terms and conditions, the Company’s subsidiaries in the following six provinces (cities), namely Shanghai, Zhejiang, Fujian, Hubei, Guangdong and Hainan, will, on an annual basis, accept facilities management services from the wholly-owned subsidiaries of CCS (within the administrative region of such province) amounting to an aggregate of not less than RMB1.33 billion.

2.2 CCS undertakes to provide the Company with professional facilities management services that are up to quality standards. CCS shall also fully utilize its competitive edge on having established its professional operation with economies of scales to assist the Company to achieve the goals of lowering its costs and expenditures.

3. STRATEGIC COOPERATION FOR OTHER BUSINESSES

3.1 The Company undertakes that in the course of its strategic transformation from being a traditional telecommunications infrastructure operator to a comprehensive information services provider, subject to substantially the same contractual terms, it will actively provide services to, and pursue cooperation opportunities with, CCS.

CCS undertakes that it will support the Company to carry out its strategic transformation from a traditional telecommunications infrastructure operator to a comprehensive information services provider and will actively support the Company in its business development. CCS shall also actively utilise the Company’s products and services in its own business.

Condition: The Strategic Agreement is conditional upon the passing of a resolution by the Independent Shareholders at an EGM approving the Strategic Agreement and the transactions contemplated thereunder.

The Board (including the independent non-executive directors of the Company) considers that the terms of the Strategic Agreement are on normal commercial terms and are fair and reasonable and that the Strategic Agreement and the transactions contemplated thereunder are in the interest of the Company and its shareholders as a whole.

According to Rule 14A.35 (1) of the Listing Rules, the period of the agreement must not exceed three years. The Company will re-comply with Chapter 14A of the Listing Rules, including the disclosure and independent shareholders’ approval requirement prior to renewing the agreement upon expiry of the current term.

Annual Caps and Basis of Determination

The Strategic Agreement does not set out any annual caps for the transactions thereunder as China Telecommunications Corporation, the holding company of CCS, has signed certain framework agreements for continuing connected transactions with the Company. These frameworks agreements are already subject to annual caps and the proposed annual caps for the transactions under the Strategic Agreement are subsumed under the annual caps of the said framework agreements between the Company and China Telecommunications Corporation, namely, the Engineering Framework Agreements, the Ancillary Telecommunications Services Framework Agreements and the Property Leasing Framework Agreements. The Company confirms that all transactions currently contemplated under the Strategic Agreement are covered under the existing framework agreements. The Company confirms that all transactions currently contemplated under the Strategic Agreement are covered under the existing framework agreements. The Company further confirms that it will comply with relevant listing rule requirements in the future if there will be any transaction under the Strategic Agreement not covered under any existing framework agreement.

Reasons and benefits for the Strategic Agreement

(1) To assist the Company in continually receiving stable operational support services of a high quality, and at the same time lowering costs.

The historical unique relationship and long-term cooperation between CCS and the Company has enabled CCS to gain a comprehensive and deep understanding of the Company’s network features and general business needs. Compared to third parties, CCS can more aptly ensure that high quality service is provided at a competitive price, thus lowering service costs. The Company will receive high quality service and can effectively lower its operational expenses.

Due to a long-standing and cooperative relationship in the past, CCS is more able to meet the needs of the Company and to provide responsive support services in a speedy and stable manner, thereby achieving effective business cooperation and synergies. CCS has undertaken to set up a specialised team dedicated to serving the Company. This will enable a more efficient provision of technical preparation required for the development of the Company, and the Company will obtain more systematic and efficient services.

(2) To assist in the development of a market-oriented service relationship and ensuring that the Company secures its service sources.

CCS will develop to become an independent and market-oriented operated service provider, and other telecommunication operators will increase their demand for services from CCS. The Company must build a cooperative relationship, in accordance with market principles, with CCS to secure a source to meet its service needs.

CCS has a competitive edge in the areas of technology, research and development and human resources. New businesses in the future will result in an increase in the construction of various operator networks and an increase of operational expenses, and operators will increase their external demands in areas such as: technology, size of operations, human resources. The establishment of a strategic cooperative relationship between the Company and CCS is highly significant to the Company receiving key services.

(3) To ensure the Company’s strategic transformation through strategic cooperation with CCS.

The establishment of a strategic cooperative relationship with CCS will assist the Company in building a comprehensive information services business model and improve the cooperation within the value chain. As the Company intensifies its strategic transformation, the Company needs to continuously work on the construction and optimisation of its network to increase the competitiveness of the network. The Company’s out-sourcing strategy on many operational levels will decrease costs, and at the same time enable the Company to receive high quality service and increase its operational efficiency. The Company must strengthen areas such as corporate informational services, IT services and internet usage and enhance mutually beneficial cooperation within the production chain in order to become a comprehensive informational service provider.

Through a strategic cooperative relationship with CCS, the Company may use CCS’s communication engineering resources, technical advantage, professional qualification, rich experience in network support, long-term experience and ability in providing out-sourcing services for operators to enable the

Company to become a comprehensive, all-encompassing, one stop shop providing nation-wide network design, facilities management and end-user sales. Through the establishment of a varied cooperation model, the Company and CCS can mutually benefit from each other’s resources.

LISTING RULES IMPLICATIONS

Given that China Telecommunications Corporation, the controlling shareholder of the Company, and its associates beneficially owns approximately 91.50% of the existing issued share capital of CCS, CCS is regarded as a connected person under the Hong Kong Listing Rules, and the transactions contemplated under the Strategic Agreement, which is continuous in nature and was entered into in the ordinary course of business of the Group, constitute continuing connected transactions of the Company under the Hong Kong Listing Rules. The Strategic Agreement and the transactions contemplated thereunder are subject to reporting, announcement and Independent Shareholders’ approval requirements under the Hong Kong Listing Rules.

THE EGM

Pursuant to Rule 14A.54 of the Hong Kong Listing Rules, any connected person and any shareholder and their associates with a material interest in the Engineering Framework Agreements, the Interconnection Agreement and the Strategic Agreement are required to abstain from voting on the relevant resolution at the EGM. China Telecommunications Corporation and its associates are required to abstain from voting on the resolutions in respect of the Engineering Framework Agreements, the Interconnection Agreement and Strategic Agreement and the transactions contemplated thereunder at the EGM.

An independent board committee, comprising all of the independent non-executive directors of the Company, namely Mr. Zhang Youcai, Mr. Vincent Lo Hong Sui, Mr. Shi Wanpeng, Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius, has been formed to advise the Independent Shareholders in relation to the Engineering Framework Agreements, the Interconnection Agreement and the Strategic Agreement. An independent financial adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders on the Engineering Framework Agreements, the Interconnection Agreement and the Strategic Agreement.

A circular containing, among other things, (i) details of the Engineering Framework Agreements, the Interconnection Agreement and the Strategic Agreement; (ii) a letter from an independent financial adviser to the Independent Board Committee and the Independent Shareholders containing its advice on the Engineering Framework Agreements, the Interconnection Agreement and the Strategic Agreement; (iii) the recommendation of the Independent Board Committee in respect of the Engineering Framework Agreements, the Interconnection Agreement and the Strategic Agreement; and (iv) a notice of the EGM, will be despatched to the shareholders as soon as practicable.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“2004 Announcement”	the announcement dated 13 April 2004 issued by the Company in relation to, among others, certain continuing connected transactions of the Company

“2005 Announcement”	the announcement dated 15 December 2005 issued by the Company in relation to, among others, renewal of certain continuing connected transactions of the Company

“Board”	as of the date of this announcement, the board of directors consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Leng Rongquan as the president and chief operating officer, Ms. Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping as the executive vice president, Ms. Huang Wenlin as the executive vice president, Mr. Li Ping as the executive vice president and joint company secretary, Mr. Yang Jie as the executive vice president, Mr. Sun Kangmin as the executive vice president, Mr. Li Jinming as the non-executive director, and Mr. Zhang Youcai, Mr. Vincent Lo Hong Sui, Mr. Shi Wanpeng, Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius as the independent non-executive directors

“CCS”	China Communications Services Corporation Limited , a connected person of the Company

“China Telecommunications China Telecommunications Corporation , a state-owned enterprise Corporation”	established under the laws of the PRC on 17 May 2000 and the controlling shareholder of the Company, its principal business including the provision of telecommunications services in the PRC, such as the operation of domestic and international fixed telecommunications networks and facilities, and voice, data, image and multimedia communication on fixed telecommunications networks and information services

“Company” or “we”	China Telecom Corporation Limited , a joint stock limited company incorporated in the PRC with limited liability on 10 September 2002, its principal business including the provision of telecommunications services in the business regions within the PRC as authorized by the relevant regulatory department of the PRC, such as the operation of domestic and international fixed telecommunications networks and facilities, and voice, data, image and multimedia communications on fixed telecommunications networks and information services

“connected person”	as defined under the Hong Kong Listing Rules, and the term “connected persons” shall be construed accordingly

“Directors”	the directors of the Company

“EGM”	the extraordinary general meeting of the Company to be held to approve the Engineering Framework Agreements, the Interconnection Agreement and the Strategic Agreement

“Existing Agreements”	the Interconnection Agreement, the Centralized Services Agreement and the Comprehensive Services Framework Agreement to be entered into between the Company and China Telecommunications Corporation

“Group”	the Company, together with all of its subsidiaries

“HKD”	Hong Kong Dollars, the lawful currency of Hong Kong. For reference only, the amounts in Hong Kong Dollars set out in this announcement are translated from Renminbi at HK$1.00 = RMB1.02. Such translation should not be construed as representations that the amounts in one currency actually represent, or could be converted into, the amounts in another currency at the rate indicated, or at all

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited “Independent Shareholders” shareholders of the Company other than China Telecommunications Corporation and its associates

“Independent Third Party”	an entity which is independent of and not connected to the Company or its connected persons, and which is not a connected person of the Company, and the term “Independent Third Parties” shall be construed accordingly

“Listco-Parent Agreements”	the Property Leasing Framework Agreements, the Equipment Procurement Services Framework Agreements, the IT Services Framework Agreements, the Engineering Framework Agreements, the Ancillary Telecommunications Services Framework Agreements and the Community Services Agreement to be entered into between the Company and China Telecommunications Corporation

“PRC”	the People’s Republic of China (excluding, for the purposes of this announcement, Hong Kong, Macau and Taiwan)

“Prior Agreements”	shall bear the definition as set out in the section “Modification of the parties to various framework agreements” in this announcement

“Revised Cap”	the proposed annual cap for the continuing connected transactions of the Company as set out in the paragraph headed “Revised Caps” in this announcement

“RMB”	Renminbi, the lawful currency of the PRC

“Strategic Agreement”	the Strategic Cooperation Framework Agreement entered into between the Company and CCS on 30 August 2006 to set out the terms of the strategic cooperation between them

By Order of the Board

China Telecom Corporation Limited

Wang Xiaochu

Chairman and Chief Executive Officer

Beijing, 30 August 2006